[LOGO]

March 31, 2011

VIA EDGAR AND EMAIL

Mr. Michael L. Kosoff

Branch Chief

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Room 4423

Washington, D.C.  20549-8629

Re:	Hartford Life Insurance Co. Separate Account Seven (“Registrant”)
Registration Statement on Form N-4
File Nos. 333-168986; 811-04972; CIK - 809013

Dear Mr. Kosoff:

Presented below and attached hereto please find specific responses to each of your comments and questions referenced in your later dated March 18, 2011:

1.            General Comments:

a.             Please revise the contract’s EDGAR class identifier to match the name of the contract on the cover page of the prospectus.

Response:  Agreed.

b.            Please be sure to include each new rider (including the revised PPA rider and optional death benefit riders) as an exhibit to the registration statement as per item 24(b)(4) of Form N-4.

Response:  Agreed.

c.             Please clarify supplementally whether the guarantee agreement between Hartford Fire Insurance Company and Hartford Life and Accident Insurance Company is a guarantee that runs to, and can be enforced by, the contract owner.  If the guarantee does run to the contract owner, please place the name of the guarantor on the facing page of the registration statement, include the guarantor’s signature on the registration statement, include the consolidated financial of the guarantor and make the appropriate item 32 Undertakings.

Response:  The above referenced guarantee agreement, by its specific terms, limits the enforceability of the guarantee to Hartford Life and its successors and assigns. Therefore, Registrant respectfully submits that placing the name of the

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

guarantor on the facing page of the registration statement, including the guarantor’s signature on the registration statement, including the consolidated financial of the guarantor and making item 32 Undertakings regarding the guarantee, is not appropriate in this case. Accordingly, Registrant has not made any changes to the registration statement in response to this comment.

d.            At the beginning of each section that describe an optional benefit, please include a summary of the benefit and include whether there are any investment restrictions and adverse consequences to early or excess withdrawals.

Response:  Agreed.

e.             The new optional benefit riders all mention the concept of a proportionate reduction, but do not explain what this concept means, explain what the reduction is proportionate to, clarify the effect of the reduction when contract value is below the benefit base, and provide examples of the operation of the proportionate reduction.  Please revise the prospectus accordingly.

Response:  Registrant respectfully submits that the computation for describing the proportional reduction is provided as a formula in the Contract. For clarity and simplicity, Registrant has not added the formula in the text and instead has added cross-references to new examples providing the formula and calculation of the proportional reduction of the benefit. Registrant has also added wording to accentuate the impact of proportionate reductions as suggested by the staff below.

f.                As will be further noted below, the prospectus reserves too much of the substantive discussion of the optional riders for the Appendix. As one brief example here, the values of one of the most important terms, the Withdrawal Percentage, is only disclosed in an appendix and there is not even a reference in the prospectus that [sic] is where the values may be found. Please make substantial revisions, detailed more below, to provide a plain English review of all substantive features of these riders in the body of the prospectus.

Response:  Agreed.  Registrant has moved relevant contract terms from Appendix D to the body of the prospectus.  Given the nature of these revisions, Registrant does not believe that this has amounted to substantial revisions to the prospectus based upon its interpretation of Rule 485(b)(1)(v) under the 1933 Act.

2.            Cover Page

a.             Please revise the third sentence of the first paragraph as the contract is a “single” and “joint” variable annuity.

Response:  Registrant respectfully submits that the reference to “individual” is intended to distinguish the subject offering from a group annuity.  Adding reference to “single” and “joint” would appear to be confusing – particularly as references to joint relate to selective product features (e.g., payout options and withdrawal percentages). Accordingly, Registrant has not made the change to the prospectus in response to this comment.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

b.            Please either define the term “Financial Intermediary” or spell out the term in lower case letters.

Response:  Agreed.

3.            Introduction (p. 3)

a.             Please include the Personal Pension Account under “Choose Investment Options”.

Response:  Registrant has relocated the Personal Pension Account to its current location as a rider rather than an investment option such as the Fixed Accumulation Feature to facilitate comparisons with guaranteed minimum withdrawal benefits and improve clarity and therefore Registrant respectfully submits that this revision is not necessary and has not changed the prospectus in response to this comment.

b.            Please consider including a parenthetical in the “Choose an Optional Feature” table to note that “legacy” refers to a death benefit.

Response:  Agreed.

4.            Fee Summary (pp. 4 – 5)

a.             In the first sentence to the pre-amble to the fee table, please replace the term “or” with “and”.

Response:  Agreed.

b.            In the last sentence to the pre-amble to the fee table, please place the “P” in “premium” in lowercase.  The term premium here is not the defined term “Premium”.  You likely intend to include payments to the personal pension account; and more closely matches the concept of a “Deposit”.  (Please make this change universally.)

Response:  Agreed.

c.             For readability, please indent the item “Total Separate Account Annual Expenses.

Response:  Agreed.

d.            In footnote 5 and 6, please clarify whether the term death benefit includes the death benefit associated with the Personal Pension Account.

Response:  Agreed.

e.             In footnote 6, please replace the term “Safety Plus” with guaranteed accumulation benefit.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

Response:  Agreed.

f.                In footnotes 7, 8 and 9, please briefly describe the benefit bases and include a description of the initial values of the benefit base.

Response:  Agreed.

g.             In the parenthetical in the Total Annual Fund Operating Expenses, please either replace or define the term “Underlying Fund”.

Response:  Agreed.

h.             The fact that an “optional” death benefit is in fact mandatory if a guaranteed withdrawal or accumulation benefit is chosen is buried in a fee table footnote and later in the prospectus. Please revise the fee table so this fact is prominently disclosed in the table itself.

Response:  Agreed.

5.            Example (p. 6)

Please confirm supplementally that the MAV III and Future5 optional benefits produce the highest combination of expenses.  (The Safety Plus benefit appears to have higher fees than the Future5 benefit.)

Response:  Registrant hereby confirms that the combination of MAV III and Future5 will produce the highest combination of expenses. Please note that the maximum rider fee for Safety Plus has been reduced and therefore reference to such rider charge would appear to be unnecessary.

6.            Fixed Accumulation Feature (p. 9)

In the added text in the fourth paragraph of this section, to avoid confusion, please remove the term “separate rider”.

Response:  Agreed.

7.            PPA Transfer Programs (pp. 12 - 13)

a.             Please consider moving this disclosure to the section of the prospectus describing the PPA.  (At present you are describing transfers into an Account that the contract owner is not familiar with.)

Response:  While Registrant recognizes that the Personal Pension Account discussion now follows the description of investment programs, Registrant respectfully submits that the currently proposed location is superior to relocating

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

this section based on its logical nexus to the other programs described in this portion of the prospectus and has therefore not changed the prospectus in response to this comment. However, Registrant will add a cross-reference to the Personal Pension Account section.

b.            In the fourth bullet under the heading “These Programs will terminate”, please clarify that the request will be honored on the following scheduled transfer date, if not received five days before the next scheduled transfer date. Separately, inasmuch as the disclosure indicates that Target Allocation must be specified annually, please clarify what is intended by stating that the Income Path Program will be terminated once Target Allocation is reached.

Response:  Agreed.

c.             The third bullet point states that the registrant “may not be able to effect transfers” in the event that an investor’s Current Allocation is “insufficient” to meet that investor’s Target Allocation. Since “Current Allocation” simply means that portion of Contract Value that must be transferred in a year such that the Benefit Balance satisfies the Target Allocation specified by the investor for that year, it is confusing to state the condition as the insufficiency of the allocation instead of simply the insufficiency of Contract Value. Please revise this phrasing for clarity.

It is also confusing to state that the registrant “may not be able to effect transfers” in this event. Please clarify the circumstances under which transfers will still be made when Contract Value is insufficient to support transfers in amounts required to achieve the Target Allocation.

Separately, the prospectus states that the registrant will not re-transfer Benefit Balance back to Contract Value if the investor’s Target Allocation “cannot be sustained.” It is unclear what is intended by this phrase and it is unclear why an investor would in any event to seek to further reduce Benefit Balance below the specified Target Allocation in that event. Please revise disclosure to clarify these ambiguities.

Response:  Agreed.  Registrant has revised and restated this section to address the comments noted.

d.            The prospectus states in the fourth bullet point of the “Other considerations” subsection that transfer of Contract Value to the PPA may result in a “reallocation” of AWA. Since the AWA is only a reference value or limit and not a pool of assets, it is unclear what is intended by the word “reallocation.” If the registrant intended to state those transfer may reduce AWA, then state that explicitly.

Response:  Agreed.  Registrant has replaced the word “reallocation” with the word “recalculate” to clarify this point.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

8.            Dollar Cost Averaging Programs (p. 15)

Please consider including a brief description of what dollar cost averaging is and any benefits of using dollar cost averaging programs.

Response:  Agreed.

9.            What is a Sub-Account Transfer (p. 16)

Please clarify that the transfer will take place at NAV.

Response:  Agreed.

10.    What restrictions Are There on your Ability to make a Subaccount Transfer (p. 17)

Please explain supplementally what the “Voice Response Unit” refers to.

Response:  Registrant will remove all references to Voice Response Unit.  The Voice Response Unit refers to the audible decision tree and responses used by the Registrant as part of its telephonic processing of orders and routine requests.

11.    Contingent Deferred Sales Charges (p. 21)

a.             The description of the calculation of the CDSC is confusing for several reasons.

i.         The language used to describe the calculations are difficult to understand. As an example, the prospectus uses phrases such as “AWA associated with the Contract Value” without stating what Contract Value is referred to, and to “[t]he gross Surrenders amount” without clarifying what is the period used to determine the amount of those “gross Surrenders” or even what is the value that is being surrendered (e.g., Contract Value or Premium).

ii.       The prospectus uses capitalized terms that are either riot defined in the body of the prospectus at all or, if they are, are done in a way that is unclear. As one example, the prospectus uses the term “AWA” throughout this section but omits any explanation as to how it is calculated until a parenthetical in Appendix A. As another example, this section uses the phrase “Remaining Gross Premium,” but the definition of the phrase in the Glossary does not clarify what is being surrendered or, assuming the amount being surrendered for purposes of the phrase is premium, how premiums are counted when an investor withdraws Contract Value. Even the use of the phrase “Remaining Gross Premium” as a caption in the Appendix is misleading when it is clear that that part of the Appendix is designed to demonstrate how the CDSC is being calculated.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

iii.           There is no plain English description as to the purpose of the calculation or any plain English description as to how the calculation is designed to accomplish that purpose.

Please completely revise the descriptions of the calculation of the CDSC for these comments. In addition, please address the other comments noted below.

Response:  Agreed.  Registrant has revised the description of the calculation of the CDSC to address the concerns noted and has made corresponding changes to examples.

b.            In the section describing the CDSC upon Commutation, variable A uses the term “Period Certain”. Please either define the term or use lower case lettering.

Response:  As noted above, this terminology has been removed.

c.             In the section, “The Following Are Not Subject to a CDSC”, in the second bullet, please explain how Premium Payments and Remaining Gross Premiums can be associated with the Personal Pension Account, when Premiums explicitly exclude payments to the Personal Pension Account.

Response:  As noted above, this terminology has been removed.  Registrant notes that a comparable concept to Remaining Gross Premium is used for calculating the CDSC applicable to commuted Annuity Payout Value. This concept shall be illustrated in revised examples.

d.            In the section, “The Following Are Not Subject to a CDSC”, please include Future5 and Future6 withdrawals that are less than the threshold amount and lifetime benefit payments.

Response:  Agreed.

12.    Surrenders - After the Annuity Commencement Date (p. 23)

In the added language in the third paragraph, for clarity, please replace “death event pursuant to the relevant Annuity Payout Option” with “death of the Contract Owner”.

Response:  Agreed.  Registrant will replace “death event pursuant to the relevant Annuity Payout Option” with “death of the Annuitant or Joint Annuitant, if applicable.”

13.    Commuted Value (page 23)

The prospectus notes that the discount rate “may be different than the interest rate used to establish payout rates.” Please either clarify supplementally whether the discount rate may be expected to be lower than the interest rate used for payouts at the time the discount rate is calculated. If that is the case, please note that in the prospectus.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

Response: Based on the factors disclosed in the prospectus, there is no projected correlation between discount rates and payout rates.  The Registrant respectfully submits that the disclosure stated is therefore consistent with our current understandings and has therefore not changed the prospectus in response to this comment.

14.    Option 2 (p. 25)

As was done with Annuity Option 8, please explicitly state in the first paragraph that this payout option is available for amounts allocated to the Personal Pension Account.

Response:  Agreed.

15.    How Often Do You Want the Payee to Receive Annuity Payouts (p. 27)

In the second to last sentence on the page, please clarify what it means to be “adjusted by a factor”.  (i.e., if you request quarterly payments, will the Payout be adjusted by a factor of 3?).

Response:  Agreed.

16.    Maximum Anniversary Value III (p. 31)

a.             Please revise the answer to the question “does electing this rider forfeit ability to buy other riders to state that the investor may not elect the Return of Premium III rider if the Maximum Anniversary Value III rider was elected.

Response: Agreed.  The prospectus currently states that “[y]ou may not elect this rider if you have already elected Return of Premium III.”

b.            The prospectus states that even though the amount charged by the registrant for the rider can go up or down, the registrant “cannot increase the rider fee” once the rider has been elected. Please reconcile these two statements.

Response: Agreed.

c.             The prospectus states that the benefit is the greatest of Contract Value, net Premium Payments and Maximum Anniversary Value. While an investor can, by reference to several and, unfortunately, nested definitions eventually determine that these values refer only to those values that are not included in or related to the PPA, this should be made explicit.

In addition, the concept of associating premium payments with amounts in or out of the PPA is again introduced without making clear how the associations are determined. Please revise the prospectus to make this clear. This should be done not just here but prominently in the summary to alert the reader that the phrase “Premium Payments” does not in fact refer to all premiums, as is almost universally the case in other contracts, but only those payments that are not

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

“associated” with the PPA. The prospectus defines Contract Value not to include amounts in the PPA.

Response: The Registrant respectfully submits that it has added references to the Personal Pension Account to differentiate these types of death benefits from the Personal Pension Account death benefit here and in related sections based on prior staff comments and to help provide clarity.  Registrant has removed and relocated references to Personal Pension Account and associated Death Benefits to address this concern.

Contrary to the above stated assertion; however, the term “Premium Payments” refers only to investments allocated to Sub-Accounts and the Fixed Accumulation Feature.  The term “Deposits” was added to avoid the type of confusion mentioned (i.e., investments to the Personal Pension Account and/or Sub-Accounts/Fixed Accumulation Feature).  Therefore, the Registrant respectfully submits that the defined terms used to describe the components of this death benefit are an accurate and understandable way to describe the respective components of this rider and has not made any further revisions in response to this comment.

d.            The definition of Maximum Anniversary Value states that it is the highest Contract Value as of each Contract Anniversary, “adjusted for any Premium Payments, or transfers to or from the [PPA] and partial Surrenders occurring after such Contract Anniversary, It is unclear whether the registrant intends to recalculate Maximum Anniversary on each date in between anniversaries using the values referred to in the statement. If so, such a novel feature should be prominently and clearly disclosed in the section discussing the rider and not in the glossary, Please clarify supplementally what is intended if this is not the case.

Response: The Registrant computes the Maximum Anniversary Value on each Contract Anniversary and therefore Registrant has not made any further revisions in response to this comment.

e.             This rider and the other optional riders use the phrase frequently state that certain withdrawals or transfers reduce a base “on a proportionate basis.” Please revise the prospectus at these points to note the effect of such a reduction, i.e., that the reductions are greater than dollar for dollar when contract value is less than that base.

Response: Agreed.

17.    What Effect do partial Surrenders have on your benefits under the rider (p. 32)

At the end of the first paragraph, please add the phrase “or Maximum Anniversary Value”.

Response:  Registrant respectfully submits that Maximum Anniversary Value is not appropriate to add to the sentence. A partial Surrender may reduce the Death Benefit by

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

an amount greater than the amount surrender if the Contract Value is less than Premium Payments, not necessarily less than Maximum Anniversary Value. Registrant has added an example, with a cross-reference, to illustrate this calculation and has not changed the prospectus in response to this comment.

18.    Can Your Spouse Continue Your Death Benefit (p. 32)

Please define the term “Maximum Anniversary Death Benefit Value”.

Response:  Agreed.

19.       Are There Restrictions on How You Must Invest (p. 33)

a.             In the second paragraph of this section, the prospectus states that Hartford will not change or modify the investment restrictions for existing investments.  Please clarify that in the case of a fund closing to new investments or liquidates, changes may be made to the models affecting existing investments.  Please also clarify supplementally the basis for your belief that such changes to existing investments will not violate Section 26(c) of the 1940 Act, particularly in light of the right the registrant reserves to require different allocations based on its view of what are “acceptable risk parameters.”

Response: Registrant has added a cross reference to relevant discussion elsewhere in the prospectus that addresses involuntary changes to access to Sub-Accounts.

As you are aware, and as described in the newly cross-referenced section, any liquidation of a fund within these models will result in a reallocation of assets into the relevant money market fund based on prior staff guidance.  In the event of a merger, the successor fund would replace the existing fund at the same allocation percentage.  It is anticipated that if a fund within a model were to close, that all then existing investments would remain within that fund.  In these circumstances, the Registrant would presumably develop a new model to be applied with respect to any prospective investments.

Registrant also respectfully submits that the language presented in its submission clearly describes how any changes to asset allocation models will be considered only on a prospective basis.  Section 26(c) of the 1940 Act requires that a registrant seek Commission approval if a registrant were to substitute one fund for another on a retroactive basis.  Registrant hereby commits to seek such an order if it were to seek to apply a new model (and funds therein) for then existing investments (which commitment was also noted parenthetically in the prospectus).

For ease of reference, an example of a scenario where a Sub-Account failed to comport with “acceptable risk parameters” might include situations where the Sub-Account’s investments presented undue hedging challenges.  Based on the myriad of potential scenarios where these parameters could be revisited based on

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

known and unpredictable circumstances, Registrant respectfully submits that no further elaboration of this point should be necessary and has not made any further revisions in response to this comment.

b.            Please place the last sentence of the third paragraph in bold-faced type.

Response:  Agreed.

c.             The prospectus refers the reader to Appendix D for a description of the asset allocation models “within” which Contract Values must be invested. Inasmuch as those models are only some of many models listed in the Appendix, please note the names of the models in the section discussing the rider. Please also describe generally the asset allocation ranges for each of those models, Please also make conforming changes in the section discussing each of the optional riders requiring investments in the models listed in that Appendix for this comment.

Response: Registrant has amended the last sentence of the introductory paragraph to repeat the reference to the applicable asset allocation models now appearing in the comparison tables located in Appendix D.  Inasmuch as each model has different asset allocation ranges for each fund therein, the Registrant respectfully submits that including this information in the text of the prospectus is both confusing and extraneous to the information that is to be set forth in Appendix D.  Registrant has therefore not made any further revisions in response to this comment.

d.            The prospectus notes on page 33 that failure to comply with the investment restrictions can result in a reset of the death benefit to then existing contract value, which may be significantly less than the amount otherwise offered by the rider, Especially since the prospectus contains no summary where such an adverse possibility could be more prominently disclosed, please disclose this fact prominently in the “Objective” section at the beginning of this rider. Please also make conforming changes in the section discussing each of the optional riders requiring investments in the models listed in that Appendix for this comment.

Response: Agreed.

e.             It is unclear from Appendix D whether there are limits on investing in any one specific fund listed in a model. If this is the ease, because market changes can result in limit violations, it is necessary to disclose how often the registrant will make a determination as to whether investments are or not in compliance. Even if this is not the case, there could be an issue, for example, if an investor negligently makes a premium payment to an investment not specified in the model and then quickly thereafter changes the allocation to comply. Please revise the prospectus to clarify what are the rights and obligations of the investor in these circumstances, Please also make conforming changes in the section discussing each of the optional riders requiring investments in the models listed in that Appendix for this comment.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

Response:  Registrant notes that assuming that an investor complies with the asset allocation models; they will not be deemed to be out of compliance if fund-by-fund allocations change between rebalancing dates.  Consequently, Registrant respectfully submits that no disclosure is needed as to whether or why an investor needs to revalidate their compliance with the investment restrictions based on these circumstances.

Registrant has developed administrative protocols to help ensure that investors make an informed decision whether or not to violate these investment restrictions by allocating or reallocating investments in an impermissible manner.  The prospectus already describes reinstatement rights if an investor willfully violates the rider and wishes to restore their benefits (subject to the constraints disclosed).  Consequently, Registrant respectfully submits that no further revisions are necessary in response to this comment.

20.    Future5 and Future6 (p. 37)

Please include key information about the rider in the section of the prospectus describing the rider instead of pushing key information to Appendix D. (e.g., withdrawal percentages and deferral bonuses).

Response:  Agreed.

21.    How Do Riders Help Achieve this Goal (p. 37)

a.             Please define the term “Relevant Covered Life”.

Response:  Registrant respectfully submits that the term “relevant” is necessary to connote which of the Covered Lives is to be used to set rider benefits and therefore a separate definition might prove to be superfluous and confusing.  Registrant has therefore revised and restated this section of the prospectus and has converted the letter “r” into lower case throughout the rider discussion.

b.            The second paragraph describes two factors that influence the amount of withdrawals.  Please include the following additional factors: Subsequent Premium Payments; partial Surrenders; and transfers to or from the Personal Pension Account

Response:  Registrant acknowledges the apparent confusion referenced in this and the following comment.  The second paragraph of this section was intended to help address the overall manner by which withdrawals might affect critical values.  However, based on these comments, Registrant has deleted the second paragraph of this section in response to comments 21(b) and 21(c).

c.             The two paragraphs of the “How do the riders help achieve this goal” contains almost a dozen different capitalized phrases, at least two of which aren’t even

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

defined anywhere (i.e., Threshold Payments and Relevant Covered Life). We believe that it is too much to ask an investor to go back and forth a multiple number of times between this section and the glossary to get through and understand two paragraphs. Please revise this section completely for plain English and, to the extent necessary, move the applicable definitions to these paragraphs.

Response:  Please see response to comment 21(b), above.

22.    Payment Base (p. 38)

a.             Please note that if the registrant intends to implement an Annual Payment Base Cap, we expect a discussion of this cap to be prominently disclosed in the summary of the optional benefit (as described in comment 1(d)).

Separately, the prospectus states that it may impose a cap on market increases for “new sales only” It is unclear whether this phrase means contracts purchased after the effective date of this prospectus or contracts purchased after the value of the cap has been disclosed in the prospectus. Please clarify which is intended, if it is the former, please note what is the lowest cap rate the registrant reserves the right to impose.

Response:  Agreed. Registrant does not intend to impose an annual payment cap at this time. Registrant has reserved the prospective right to impose an annual payment base cap and undertakes to file an amendment to this registration statement if and when it plans to begin to enforce the same.

b.            The prospectus notes that the CDSC is not imposed on compliant withdrawals that are in excess of the AWA. Please note this in the CDSC section.

Response: Agreed.

c.             The prospectus notes that the “terms of these riders shall prevail in the event of a conflict between the terms of either rider and any other concurrent guaranteed minimum death benefit rider with respect to the Transfer Limit.,” and refers the reader to the Appendix for a demonstration of this conflict. Please provide a description in plain English as to how a conflict could occur. Please also revise the prospectus to avoid the implication that the “terms” of either rider might be something other than what is disclosed in this section. Further, please make conforming changes for this comment in the Deferral Bonus Base section and in the Safety Plus section.

Response: Agreed.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

23.    Deferral Bonus Base (pp. 39 - 40)

a.             At the end of the second paragraph, please include the phrase “until you make a surrender”.

Response:  Agreed.

b.            In the second sentence of the fourth paragraph, for clarity, please replace “Deferred Bonus Base to become zero” with “Deferred Bonus Base will permanently be set to zero.”

Response:  Agreed.

c.             Please revise the first sentence atop page 40 as it is the Deferral Bonus, not the Withdrawal Percentage, that is intended to reward you for deferring your first withdrawal.

Response:  Agreed.

d.            It is unclear the extent to which excess withdrawals can result in reductions in the Deferral Benefit Base. Please revise the prospectus to clarify this ambiguity.

Response: Agreed.

24.    What effect do partial or full surrenders have on your benefits under this rider? (p. 40)

a.             In the second bullet point in this section, disclosure states that you may be required to make a full surrender.  If you make a full surrender after you have already reached the threshold withdrawal amount, wouldn’t this reduce the Payment Base to zero and thereby end any Lifetime Benefit Payments?  Please clarify the operation of this provision in the prospectus.

Response:  Registrant has clarified the prospectus disclosure to provide the options available if the Contract Value is reduced below the minimum amount. At such time, the contract owner may either fully redeem the contract through a full surrender or they may reallocate the remaining Contract Value to an approved Sub-Account and continue to receive Lifetime Benefit Payments.

b.            In the second bullet point in this section, disclosure states “Failure [to move your money within 10 days] will be deemed as acquiescence to our reallocation of these sums to the money market Sub-Account.”  Please state your legal basis for moving the money absent the express consent of a contract owner.

Response:  Registrant has reserved the contractual pre-authorization to reallocate funds as noted and has construed the same as express authorization to effect such

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

changes upon the circumstances noted.  Kindly note that affected owners will be notified in advance of such action.

25.    Is either rider designed to pay you withdrawal benefits for your lifetime? (p. 40)

The prospectus states that the Withdrawal Percentage will not increase if there’s been a partial Surrender before the Lifetime Income Eligibility Date until the investor “both enters a new age band and there is a Market Increase.” Since new age bands occur on birthdays but the Market Increase is determined on a Contract Anniversary, it is unclear how this condition can be met. Please revise the prospectus to clarify this ambiguity.

Response: Agreed.

26.    Joint/Spousal Option (p. 41)

Please remove any inconsistency between the second and third paragraphs.

Response:  Registrant has added disclosure to add clarity that the Joint/Spousal Option remains even after divorce after the first six months from the Contract Issue Date and partial surrenders or transfers to the Personal Pension Account have occurred.

27.    Are There Restrictions on How You Must Invest (p. 42)

In the second paragraph of this section, the prospectus states that Hartford will not change or modify the investment restrictions for existing investments.  Please clarify that in the case of a fund closing to new investments or liquidates, changes may be made to the models affecting existing investments.

Response:  Agreed.  Please refer to the response to comment 19(a).

28.       Can We Aggregate Contracts (p. 43)

It is unclear how aggregation operates, particularly, when contract have dissimilar optional withdrawal benefit riders.  Please clarify the operation of the aggregation provision.  Only by way of example, please note that the third paragraph and the first two sentences of the second paragraph have absolutely no context and are therefore incomprehensible.

Response:  Agreed.

29.    Other Information (p. 44)

a.             Please place the 13th bullet point in bold-faced type.  Please also place similar language in the description of the Automatic Income Program.

Response:  Agreed.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

b.            With respect to the 14th bullet point, please clarify supplementally what information about a contract may be shared with an affiliate.

Response:  Please refer to the prospectus and statement of additional information for the Hartford Portfolio Diversifier HLS Fund for a description of this data. Reference is also made to the discussion of “Holder Data” set forth in correspondence to you dated March 28, 2011.

c.             Please move the first two bullets to the Deferral Bonus section.

Response: Agreed.

d.            Please clarify the currently unspecified circumstances in the 7th and 10th bullets under which the registrant “may” terminate the rider or reduce benefits.

Response: Since the disclosures relating to when Registrant may terminate the rider (i.e., violation of investment restrictions or ownership changes that violate the issuance rules) are disclosed fully in the relevant sections, Registrant will remove these bullet points as they only served as summary of information previously disclosed.

30.    Personal Pension Account

The term “Guarantee Window” is used at various place in the prospectus before it is defined in page 47.  Please either define the term the first time it is used or place it in the table of contents.

Response:  Agreed.

31.    Personal Pension Account - Objective (p. 45)

Please clarify that certainty of predetermined lifetime payouts relates to payouts that commence during the Guarantee Window.

Response:  Registrant respectfully submits that the “certainty” referenced is intended to refer to the existence of guaranteed lifetime payouts.  Such payouts are guaranteed regardless of whether commenced within or outside of the Guarantee Window.  The payout rates are locked in if payouts commence during the Guarantee Window and are otherwise subject to the limits provided pursuant to the Contract.

32.    Does Your Benefit Base Change Under the Rider (p. 46)

Please explain the concept of “credited rate bands”.

Response:  Agreed.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

33.    Is the rider designed to pay you withdrawals for your lifetime? (pp. 46 - 47)

a.             Please consider removing the third sentence of the first paragraph of this section as such disclosure appears out of place.

Response:  Agreed.

b.            In the third paragraph of this section, please explain what the “annual benefit increase option” refers to.

Response:  Registrant has deleted this reference.

c.             In the fifth paragraph of this section, to the extent applicable, please explain that there are guaranteed minimum payout rates which are set in the Contract.

Response:  Agreed.

d.            In the eighth paragraph of this section, please clarify what the “maximum payout rate set internally” refers to.

Response:  Agreed.

34.    What effect do partial or full Surrenders have on your benefits under the rider? (p. 48)

Please place the following text in bold-faced type “Your commuted value may be significantly less than your Annuity Payout Value.”

Response:  Agreed.

35.    Safety Plus – Objective (p. 49)

Please define the term “guaranteed accumulation benefit”.

Response:  Agreed.

36.    How Does the Rider Achieve its Goal (p. 49)

a.             Please clarify that after the one time adjustment, the rider terminates.

Response:  Agreed.

b.            Please include a brief discussion of the Income Boost (for transfer to the PPA between years 10 and 11).

Response:  Agreed.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

37.    Does your benefit base change under the rider? (p. 50)

a.             In the forth sentence of the first paragraph, please explain the basis for the increases in guaranteed accumulation benefit resulting from subsequent premium payments and amounts transferred from the PPA.  (e.g., dollar-for-dollar)

Response:  Registrant has inserted a sub-section header to clarify the connection of this concept to the subject matter.

b.            Please move the last two paragraphs to its own section or to a more appropriate section.

Response:  Agreed.

c.             Please move the first two bullets to the Deferral Bonus section.

Response: Registrant believes this comment to be an error referring to comment 29(c) as the Deferral Bonus section does not pertain to the Safety Plus rider.

d.            Please clarify the currently unspecified circumstances in the 7th and 10th bullets under which the registration “may” terminate the rider or reduce benefits.

Response: See the response to comment 29(d), above.

38.    What effect do Partial or Full Surrenders have on your benefits under the rider? (p. 50)

Please explain supplementally how the second paragraph operates with respect to the remainder of the rider.  The rider is intended to provide some minimum accumulation benefit.  However, if contract value goes down below the minimum account rule, the Hartford will cut the contract owner loose with no benefit and without the protection the contract owner paid for.

Response: Registrant submits that the Safety Plus rider has no value to the Contract Owner until the Rider Maturity Date. If the Contract Value goes below our stated minimums, the Contract will liquidate and the rider will terminate. Since the Rider Maturity Date was not achieved, there are no benefits to be paid and the Owner has not “lost” any benefits. Registrant has bolded the paragraph disclosing this risk.

39.    Are There Restrictions on How You Must Invest (pp. 51 - 52)

a.             In the second paragraph of this section, the prospectus states that Hartford will not change or modify the investment restrictions for existing investments.  Please clarify that in the case of a fund closing to new investments or liquidates, changes may be made to the models affecting existing investments.

Response:  Agreed.  Please refer to the response to comment 19(a), above.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

b.            Please remove or revise the last three paragraphs of this section as this rider does not offer investments in the Hartford Portfolio Diversifier HLS Fund.

Response:  Registrant maintains that the paragraphs in question should remain intact as the Hartford Portfolio Diversifier HLS Fund will be a significant portion of the required asset allocation models available under this rider. Registrant has updated relevant prospectus sections to note that Safety Plus requires allocation in the Personal Protection Portfolios asset allocation models.

40.    Can We Aggregate Contracts (p. 52)

It is unclear how aggregation operates, particularly, when contract have dissimilar optional guaranteed minimum accumulation benefit riders.  Please clarify the operation of the aggregation provision.

Response:  Agreed.

41.    Other Information (p. 53)

Please move the last sentence of the last bullet to the second to last bullet.

Response:  Agreed.

42.    Glossary (p. 53)

a.             Please revise the definition of Dollar Cost Averaging to account for transfers to and from the Personal Pension Account.

Response:  Agreed.

b.            Please replace the term “Threshold” with “Threshold Payments”.

Response:  Agreed.

c.             Please consider proving a general definition for Transfer Limit in the glossary and provide rider specific definitions in the sections of the prospectus specific to each rider.

Response:  Agreed.

d.            Please move the definition of “Total Balance” before the definition of “Transfer Limit”

Response:  Agreed.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

43.    How Contracts Are Sold (p. 58)

As the term “Investment Professional” is being defined, please place it in Caps.  Also, please consider defining the term in the Glossary are it is used in several places throughout the prospectus.

Response:  Registrant respectfully submits that it will not add a new defined term as this term is used broadly and instead will make all references to investment professional lower case.

44.    Safety Plus examples (pp. A-23 – A-24)

a.             Please provide an example of a proportionate reduction.

Response:  Agreed.

b.            In footnote 6 to example 2, please explain where the figure $104,344.77 comes from.

Response:  Agreed.

c.             In footnote 6 to example 2, please define the term “Income Boost”.

Response:  Agreed.

45.    Future5 and Future6 Examples ((pp. A-24 – A-25)

a.             Please make it clear that Future5 and Future6 would operate similarly, but for the withdrawal percentages, withdrawal bonuses, fees and investment restrictions.

Response:  Agreed.

b.            Please explain the factors in footnote 6 to example 1 and in footnote 4 to example 2.

Response:  Agreed.

c.             To the extent practicable, please revise example 2 to make the table more usable (and less intimidating).

Response:  Agreed.

46.    Appendix D

a.             In the first table, please make it clear that the death benefits exclude amounts allocated to the PPA and also that they are adjusted for transfers to and from the PPA.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

Response:  Registrant will delete the comparison table in this Appendix.

b.            Please remove footnote 1 to the first table.

Response:  Registrant will delete the comparison table in this Appendix.

c.             The Appendix notes provides a minimum allocation for the Diversifier HLS Fund but leaves the minimum percentages for all others blank in each of the models where the Diversifier HLS Fund is listed. Please clarify what is intended by these blanks.

Response: Registrant will complete these blanks in an upcoming amendment filed in accordance with Rule 485(b) under the 1933 Act.

d.            The Appendix notes many of the funds as “Fund B” or “Fund Company X Fund”. Please revise the prospectus to provide the names of these funds. Please also revise the appendix to note the investment objective for each of the funds, including the Diversifier HLS Fund.

Response: Registrant will complete these blanks in an upcoming amendment filed in accordance with Rule 485(b) under the 1933 Act.

e.             The Appendix groups different names, such as “Hartford Checks and Balances” together with names such as “Mixed Strategy I” without any clarity if the names refer to funds, portfolios or both. In addition, these groupings are made under caption such as “Portfolio Planner Asset Allocation Models” and Investment Strategies Asset Allocation Models,” without any clarity as to the significance of these titles. Please revise the Appendix to clarify these ambiguities.

Response: Registrant will complete these blanks in an upcoming amendment filed in accordance with Rule 485(b) under the 1933 Act.

47.    Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, Registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

Mr. Michael Kosoff

Securities and Exchange Commission

March 31, 2011

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson